UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jumei International Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

48138L107**

(CUSIP Number)

Leo Ou Chen Super ROI Global Holding Limited c/o 20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road, Dongcheng District Beijing 100007, People’s Republic of China +86-10 5676 6999	Yusen Dai Pinnacle High-Tech Limited Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

With copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13 D filed with U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2016 (the “Original Filing”) by Leo Ou Chen (“Mr. Chen”), Super ROI Global Holding Limited (“Super ROI”), Yusen Dai (“Mr. Dai”) and Pinnacle High-Tech Limited (“Pinnacle”), with respect to the Class A Ordinary Shares, par value US$0.00025 per share (“Class A Ordinary Shares”), of Jumei International Holding Limited, a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Leo Ou Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0% of the Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 50,892,198 Class B Ordinary Shares held by Super ROI Global Holding Limited. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(2)	Based on 149,747,581 Ordinary Shares outstanding as of March 31, 2017, assuming the conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.

2

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Super ROI Global Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,892,198 Ordinary Shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,892,198 Ordinary Shares(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198 Ordinary Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0% of the Ordinary Shares(4).
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Representing 50,892,198 Class B Ordinary Shares.
(4)	Based on 149,747,581 Ordinary Shares outstanding as of March 31, 2017, assuming the conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.

3

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Yusen Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,854,309 Ordinary Shares(5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,854,309 Ordinary Shares(5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,854,309 Ordinary Shares(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% of the Ordinary Shares(6).
14	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	Representing 7,854,309 Class B Ordinary Shares held by Pinnacle High-Tech Limited. Each Class B Ordinary Shares is convertible at the option of the holder into one Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Shares is entitled to ten votes per share, whereas each Class A Ordinary Shares is entitled to one vote per share.
(6)	Based on 149,747,581 Ordinary Shares outstanding as of March 31, 2017, assuming the conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.

4

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Pinnacle High-Tech Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,854,309 Ordinary Shares(7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,854,309 Ordinary Shares(7)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,854,309 Ordinary Shares(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% of the Ordinary Shares(8)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing 7,854,309 Class B Ordinary Shares.
(8)	Based on 149,747,581 Ordinary Shares outstanding as of March 31, 2017, assuming the conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.

5

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 27, 2017, the Buyer Group submitted a letter (the “Proposal Withdrawal Letter”) to the special committee of the board of directors the Company pursuant to which the Buyer Group withdrew the Proposal with immediate effect.

References to the Proposal Withdrawal Letter in this Schedule 13D are qualified in their entirety by reference to the Proposal Withdrawal Letter, a copy of which is attached hereto as Exhibit C and incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 91,001,074 Class A Ordinary Shares and 58,746,507 Class B Ordinary Shares outstanding as of March 31, 2017.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person or by any member of the Buyer Group that is not a Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A*	Joint Filing Agreement dated February 26, 2016 by and among the Reporting Persons.
B*	Proposal Letter dated February 17, 2016 from the Buyer Group to the board of directors of the Company.
C	Proposal Withdrawal Letter to the special committee of the board of directors of the Company, dated November 27, 2017.

___________________________

* Previously filed

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2017

Leo Ou Chen	By:	/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Yusen Dai	By:	/s/ Yusen Dai

Pinnacle High-Tech Limited	By:	/s/ Yusen Dai
Name: Yusen Dai
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Super ROI Global Holding Limited

The business address of each of the following individuals is c/o 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Directors:

Name	Country of Citizenship
Leo Ou Chen	The People’s Republic of China

Executive Officers:

None

Pinnacle High-Tech Limited

The business address of each of the following individuals is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Directors:

Name	Country of Citizenship
Yusen Dai	The People’s Republic of China

Executive Officers:

None